Exhibit 99.1

Audited Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Index to Consolidated and Combined Carve-out Financial Statements of Seadrill Partners LLC

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2

Report of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm	F-3

Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-4

Consolidated and Combined Carve-out Balance Sheets as of December 31, 2012 and 2011	F-5

Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-6

Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity for the years ended December 31, 2012, 2011 and 2010	F-7

Notes to Consolidated and Combined Carve-out Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:

In our opinion, the accompanying Consolidated and Combined Carve-out Balance Sheet and the related Consolidated and Combined Carve-out Statement of Operations, Consolidated and Combined Carve-out Statement of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity and Consolidated and Combined Carve-out Statement of Cash Flows present fairly, in all material respects, the financial position of Seadrill Partners LLC, including its subsidiaries, as at December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These Consolidated and Combined Carve-out Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated and Combined Carve-out Financial Statements based on our audit. We conducted our audit of these Consolidated and Combined Carve-out Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated and Combined Carve-out Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated and Combined Carve-out Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

April 30, 2013 except for the effects of the reorganization of entities under common control related to the tender rig T-15 discussed in Note 1 to the Consolidated and Combined Carve-out Financial Statements as to which the date is September 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:

In our opinion, the accompanying Consolidated and Combined Carve-out Balance Sheet and the related Consolidated and Combined Carve-out Statements of Operations, Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity and Consolidated and Combined Carve-out Statements of Cash Flows present fairly, in all material respects, the financial position of the carved-out predecessor to Seadrill Partners LLC (the “Seadrill Partners LLC Predecessor”), including the assets and liabilities associated with the drilling rigs the West Aquarius , the West Capella, the West Vencedor and the West Capricorn as described in Note 1 as at December 31, 2011 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These Consolidated and Combined Carve-out Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated and Combined Carve-out Financial Statements based on our audit. We conducted our audit of these Consolidated and Combined Carve-out Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated and Combined Carve-out Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated and Combined Carve-out Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

July 2, 2012 except for the effects of the reorganization of entities under common control related to the tender rig T-15 discussed in Note 1 to the Consolidated and Combined Carve-out Financial Statements as to which the date is September 30, 2013

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions, except per unit data)

	2012	2011	2010

Operating revenues
Contract revenues	564.1	485.0	467.6
Reimbursable revenues	30.7	12.2	10.7
Other revenues	19.1	—	—
Total operating revenues	613.9	497.2	478.3

Operating expenses
Vessel and rig operating expenses	208.5	157.8	131.8
Reimbursable expenses	29.9	11.7	8.7
Depreciation and amortization	74.9	57.8	56.8
General and administrative expenses	22.4	17.3	11.4
Total operating expenses	335.7	244.6	208.7

Net operating income	278.2	252.6	269.6

Financial items
Interest income	1.7	—	—
Interest expense	(41.0)	(31.9)	(35.6)
Loss on derivative financial instruments	(19.6)	(52.1)	(22.5)
Currency exchange loss	(2.2)	(0.5)	—
Total financial items	(61.1)	(84.5)	(58.1)

Income before income taxes	217.1	168.1	211.5

Income taxes	(31.5)	(27.6)	(35.0)
Net income	185.6	140.5	176.5

Net income attributable to the non-controlling interest	32.5	—	—
Net income attributable to Seadrill Partners LLC members	153.1	140.5	176.5

Earnings per unit (basic and diluted)
Common unitholders	$0.29	—	—
Subordinated unitholders	$0.07	—	—

A Statement of Other Comprehensive Income has not been presented as there are no items recognised in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2012 and 2011

(In US$ millions)

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	19.5	15.4
Accounts receivables, net	134.1	52.5
Mobilization revenue receivable – short-term	13.6	—
Amount due from related party	39.6	—
Other current assets	34.5	28.3
Total current assets	241.3	96.2
Non-current assets:
Newbuildings	112.0	788.9
Drilling rigs	2,103.0	1,334.6
Mobilization revenue receivable – long-term	49.4	—
Deferred tax assets	0.6	1.1
Other non-current assets	9.2	14.2
Total non-current assets	2,274.2	2,138.8
Total assets	2,515.5	2,235.0

LIABILITIES AND MEMBERS’ CAPITAL / OWNER’S AND DROPDOWN COMPANIES’ EQUITY
Current liabilities:
Current portion of long-term related party payable	235.6	180.9
Trade accounts payable and accruals	28.3	34.9
Deferred mobilization revenue – short-term	19.9	12.0
Related party payable	122.2	—
Other current liabilities	27.3	27.9
Total current liabilities	433.3	255.7
Non-current liabilities:
Long-term related party payable	1,057.1	1,149.6
Deferred mobilization revenue – long-term	41.1	14.5
Other non-current liabilities	0.4	—
Total non-current liabilities	1,098.6	1,164.1

Commitments and contingencies (see note 18)	—	—

Equity
Dropdown Companies’ Equity	8.7	22.2
Members’ Capital:	—	793.0
Common units (issued and outstanding 24,815,025 units at December 31, 2012)	208.2	—
Subordinated units (issued and outstanding 16,543,350 units at December 31, 2012)	89.6	—
Total Members’ capital / Owner’s and Dropdown Companies’ Equity	306.5	815.2
Non-controlling interest	677.1	—
Total equity	983.6	815.2
Total liabilities and equity	2,515.5	2,235.0

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions)

	2012	2011	2010
Cash Flows from Operating Activities
Net income	185.6	140.5	176.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	74.9	57.8	56.8
Amortization of deferred loan charges	6.3	4.5	4.3
Amortization of mobilization revenue	(18.0)	(12.0)	(11.5)
Unrealized loss related to derivative financial instruments	19.6	52.1	22.5
Payment for long term maintenance	(14.4)	(3.8)	—
Deferred income tax expense	0.5	0.3	(1.4)
Changes in operating assets and liabilities, net of effect of acquisitions
Mobilization fees received from customers	52.5	—	14.4
Trade accounts receivable	(81.6)	38.8	(14.5)
Mobilization revenue receivable	(63.0)	—	—
Trade accounts payable	(6.6)	1.7	(0.5)
Related party payables	4.4	—	—
Other assets	(7.5)	(1.9)	0.2
Other liabilities	(0.6)	17.2	(2.1)
Net cash provided by operating activities	152.1	295.2	244.7

Cash Flows from Investing Activities
Additions to newbuildings and rigs	(152.0)	(416.7)	(140.6)
Net cash used in investing activities	(152.0)	(416.7)	(140.6)

Cash Flows from Financing Activities
Proceeds from debt	100.5	1,484.2	891.3
Repayments of debt	(138.3)	(931.0)	(521.1)
Debt fees paid	—	(8.8)	(1.7)
Proceeds on issuance of equity, net of fees	207.1
Repayment of Owner’s funding	(165.3)	(412.7)	(483.3)
Net cash provided by financing activities	4.0	131.7	(114.8)

Net increase/(decrease) in cash and cash equivalents	4.1	10.2	(10.7)
Cash and cash equivalents at beginning of the period	15.4	5.2	15.9
Cash and cash equivalents at the end of period	19.5	15.4	5.2

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	39.8	28.7	31.2
Taxes paid	37.2	29.6	25.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’

CAPITAL / OWNER’S AND DROPDOWN COMPANIES’ EQUITY

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions)

			Members’ Capital
	Dropdown Companies’ Equity	Owner’s Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/ Owner’s Equity
Combined balance as at January 1, 2010	—	1,318.2	—	—	—	1,318.2	—	1,318.2
Combined carve-out net (loss)/ income	—	176.5	—	—	—	176.5	—	176.5
Movement in invested equity	—	(460.0)	—	—	—	(460.0)	—	(460.0)
Combined balance as at December 31, 2010	—	1,034.7	—	—	—	1,034.7	—	1,034.7
Combined carve-out net (loss)/ income	(0.6)	141.1	—	—	—	140.5	—	140.5
Movement in invested equity	22.8	(382.8)	—	—	—	(360.0)	—	(360.0)
Combined balance as at December 31, 2011	22.2	793.0	—	—	—	815.2	—	815.2
Combined carve-out net (loss) income as at (January 1 to October 23)	(1.8)	146.5	—	—	—	144.7	—	144.7
Movement in invested equity	24.1	(6.4)	—	—	—	17.7	—	17.7
Elimination of equity transferred to the Company	—	(644.6)	—	—	—	(644.6)	644.6	—
Combined balance as at October 24, 2012	44.5	288.5	—	—	—	333.0	644.6	977.6
Allocation of Company capital to unitholders	—	(288.5)	202.6	85.9	—	—	—	—
Issuance of 24,815,025 common units and 16,543,350 subordinated units	—	—	221.4	—	—	221.4	—	221.4
Expenses related to IPO	—	—	(18.8)	—	—	(18.8)	—	(18.8)
Proceeds distributed back to Seadrill	—	—	(202.6)	—	—	(202.6)	—	(202.6)
Post IPO net income	—	—	5.6	3.7	—	9.3	32.5	41.8
Combined carve-out net loss of dropdown companies (October 24 to December 31)	(0.9)					(0.9)		(0.9)
Movement in invested equity	(34.9)	—	—	—	—	(34.9)	—	(34.9)
Consolidated Balance at December 31, 2012	8.7	—	208.2	89.6	—	306.5	677.1	983.6

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

On June 28, 2012, Seadrill Limited (“Seadrill” or the “Parent”) formed Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “our,” “we,” “us”) under the laws of the Republic of the Marshall Islands as part of its strategy for the Company to acquire, in connection with the Company’s proposed initial public offering of its common units (the “IPO”), a 30% limited partner interest and non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited partnership and a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, a Marshall Islands limited liability company.

Seadrill Operating LP owns (a) a 100% interest in the entities that own and operate the two drilling rigs, the West Aquarius and the West Vencedor, and (b) an approximate 56% interest in the entity that owns and operates the drilling rig West Capella. Seadrill Capricorn Holdings LLC owns a 100% interest in the entities that own and operate the drilling rig West Capricorn.

On October 24, 2012, the Company completed its IPO of 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). The Company is listed on the New York Stock Exchange (“NYSE”) under the symbol “SDLP”. Upon completion of the offering, Seadrill owned 14,752,525 common units and 16,543,350 subordinated units which represent approximately 75.7% of the limited liability company interests in Seadrill Partners. At the time of the IPO, Seadrill Partners’ only cash generating assets were its ownership interests in Seadrill Operating LP and Seadrill Capricorn Holdings LLC. At the time of the IPO, Seadrill Operating LP’s and Seadrill Capricorn Holdings LLC’s fleet consisted of two ultra-deepwater semi-submersible rigs (the West Aquarius and the West Capricorn), one ultra-deepwater drillship (the West Capella), and one semi-tender rig (the West Vencedor), all of which operate under long-term contracts.

On May 17, 2013, our wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in the entities that own and operate the tender rig T-15 (“Dropdown Companies”). This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as if Seadrill Partners had owned the entities that own and operate the T-15 for the entire period that the entities have been under the common control of Seadrill Limited.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Basis of consolidation and presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollars (US dollar) rounded to the nearest hundred thousand, unless otherwise stated.

The Company’s consolidated and combined carve-out financial statements had negative working capital at December 31, 2012 and 2011. This is due to the historic financial positions of the Company, historic interaction between the Company and Seadrill, and the accounting treatment described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Company, is included in Note 16 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these consolidated and combined carve-out financial statements, unless otherwise noted.

Post – IPO Basis of consolidation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements.

The Company owns a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP, through our 100% ownership of its general partner Seadrill Operating GP LLC.

All inter-company balances and transactions are eliminated.

We have allocated the initial company capital of unitholders on the basis of how distributions would be made in a liquidation situation.

On May 17, 2013, the Company acquired from Seadrill the Dropdown Companies. The purchase consideration was US$210 million. As part of the transaction the Company entered into a new related party loan agreement with Seadrill relating to its existing $440 million credit facility, corresponding to the $100.5 million tranche relating to the T-15. In addition the Company entered into a new related party loan agreement with Seadrill for $109.5 million. This transaction is considered a business combination and accounted for as a reorganization of entities under common control. As a result the Company’s balance sheets, statements of operations, cash flows and changes in members’ capital/ owners’ and dropdown companies’ equity and related notes have been retroactively adjusted to include the Dropdown Companies, as if the Company had owned these entities when the rig commenced construction. The excess of the consideration paid by the Company over Seadrill’s historical cost is accounted for as a change in equity to Seadrill. The effect of adjusting the Company’s financial statements to account for this common control transaction impacted the following line items by:

(in US$ millions)	December 31, 2012	December 31, 2011
Newbuildings	112.0	24.4
Other assets	1.4	—
Total Assets	113.4	24.4
Long-term related party payable	(100.5)	—
Other liabilities	(4.2)	(2.2)
Total Liabilities	(104.7)	(2.2)
Equity	(8.7)	(22.2)
Net income/(loss)	(2.7)	(0.6)
Net cash (used in)/provided by operating activities	(2.0)	1.6
Net cash used in investing activities	(87.6)	(24.4)
Net cash provided by financing activities	89.7	22.8

The periods that have been retroactively adjusted in the Consolidated and Combined Carve-out Financial Statements have prepared on a “carve-out” basis as further described below. The acquisition of the T-15 had no impact on Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2010.

Pre – IPO Basis of consolidation

Before the Company’s initial public offering, the Company’s Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the periods January 1, 2012 to October 23, 2012 and the year ended December 31, 2011, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation for each item is described below.

The Company’s Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the OPCO’s companies and their rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The West Capricorn loan and associated balances have been assigned based on the actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•	The Company’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-Seadrill Partners LLC drilling rigs. Accordingly, the Company’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the Company’s drilling rigs at December 31, 2011, which is based on external fair value assessments.

•	The Company has also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Company’s Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the Company’s operating drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s operating drilling rigs (including the Company’s operating drilling rigs).

•	A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Company’s Combined Carve-out Statement of Operations on the basis of the Company’s proportion of Seadrill’s floating rate debt.

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the Company based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation and defined benefit pension plan costs of Seadrill that cannot be attributed to specific drilling rigs, and for which the Company is deemed to have received the benefit of, have been allocated to the Company based on intercompany charges from Seadrill. The Company has treated the defined benefit plan as a multiemployer plan operated by Seadrill and has included only period costs from Seadrill during the periods presented.

•	As of December 31, 2012 and 2011, there was $100.5 million and $0.0 million of debt associated with T-15, respectively. For the carved-out periods, we have allocated debt, derivatives and interest charges on the same basis as OPCO’s initial fleet. As the rig was not in operation during the carved-out periods, there has been no interest charge from general corporate purpose debt. The management fees during the construction period have been allocated based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Company to other Seadrill entities are recognized within owner’s equity in the Company’s Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to our IPO, have been deemed to have been treated as equity in the Company.

The financial position, results of operations and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously as a publicly traded entity for all years presented, as the Company may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business combinations between entities under common control

Reorganization of entities under common control is accounted for similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as a change in equity. In addition reorganization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill. Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired will be retroactively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill.

Contract revenue

A substantial majority of the Company’s revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate base and lump sum fee revenues are recognized rateably over the contract period when services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by our customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues

Other revenues are for revenues earned within our Nigerian service company relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria for the year ended December 31, 2012.

Mobilization and demobilization expenses

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbour or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by our customers. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Rig Operating Expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

The Company and all of its subsidiaries use the U.S. dollars as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. The Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate.

Transactions in foreign currencies during a period are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

Earnings Per Unit

We compute Earnings per Unit by allocating the members net income for the period in accordance with the distribution model across the common and subordinated members and incentive distribution right holders. The allocation is divided by the weighted average number of units outstanding during the period.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Company establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Company considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Newbuildings

The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard instalments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s semi-submersibles, drillships and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain trigger events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative Financial Instruments and Hedging Activities

The Company’s interest-rate swap agreements are recorded at fair value. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within Financial Items.

Income taxes

Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. We and our controlled affiliates do not conduct business or operate in the Republic of the Marshall Islands and therefore are not subject to income, capital gains, profits or other taxation under current Marshall Island law. As a tax resident of the United Kingdom we are subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Deferred charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Prior to IPO, all transactions between related parties were recognized on an allocation basis. Post IPO, all related party transactions are based on the principle of arm’s length estimated market value.

Recently Adopted Accounting Standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on our consolidated financial statements.

Balance sheet – Effective January 1, 2014, we will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount we expect to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. We do not expect that our adoption will have a material effect on our consolidated financial statements.

Balance sheet – Effective January 1, 2014, we will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. We do not expect that our adoption will have a material effect on our consolidated financial statements.

Note 3 – Formation transactions and initial public offering

Seadrill Partners, LLC is a publicly traded limited liability formed on June 28, 2012 as a wholly owned subsidiary of Seadrill Limited.

On October 24, 2012, the Company completed its IPO, in which the Company sold 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise by the underwriters’ of their option to purchase additional common units) to the public at a price of $22.00 per unit, raising gross proceeds of $221.4 million. Net proceeds from the offering were $202.6 million, after deducting underwriting discounts, commissions, and structuring fees and expenses of $18.8 million. As part of this transaction, we issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units, which represents an approximate 75.7% limited liability interest in us. In addition, we issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in us, and all of our incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash we distribute in excess of $0.4456 per unit, per quarter.

On October 24, 2012, in connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn.

These transactions described above have been reflected as a reorganization under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company.

Agreements

In connection with the IPO, the Company entered into several agreements including:

•	A management and administrative services agreement with Seadrill Management AS (subsequently assigned to Seadrill Management Ltd), and a management and administrative services agreement with Seadrill UK Ltd, subsidiaries of Seadrill (“Seadrill Management”), pursuant to which Seadrill Management agreed to provide certain management, administrative, financial, personnel and other support services.;

•	A $300.0 million revolving credit agreement with Seadrill; and

•	An Omnibus Agreement with Seadrill, the Seadrill Member and OPCO governing, among other things:

•	To what extent the Company and Seadrill may compete with each other;

•	The Company’s option to purchase rigs T-15 and T-16, from Seadrill at any time within 24 months after their respective acceptances by their customers upon reaching an agreement with Seadrill regarding its purchase price;

•	Certain rights of first offer on certain rigs operating under long term contract for five or more years; and

•	Rights of first offer on additional equity interests in OPCO.

Note 4 – Subsidiaries

The following table lists the Company’s significant subsidiaries and their purpose that are included in the Consolidated and Combined Carve-out Financial Statements as of December 31, 2012.

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill China Operations Ltd *	Luxembourg	Rig owner
Seadrill Deepwater Drillship Ltd	Cayman Islands	Rig owner
Seadrill Vencedor Ltd	Bermuda	Rig owner
Seabras Rig Holdco Kft*	Hungary	Rig owner
Seadrill T-15 Limited**	Bermuda	Rig owner
Seadrill China Operations Ltd	Bermuda	Previous rig owner
Seadrill Capricorn Ltd	Bermuda	Previous rig owner
Seadrill Tender Rigs Ltd	Bermuda	Previous rig owner
Subsea Drilling IV Ltd	Cyprus	Previous rig owner
Seadrill Canada Ltd*	Newfoundland, Canada	Operating company
Seadrill Americas Inc	U.S.A	Operating company
Seadrill Asia Ltd	Hong Kong	Operating company
Seadrill Offshore AS	Norway	Operating company
Seadrill US Gulf LLC*	U.S.A	Operating company
Seadrill International Limited**	Hong Kong	Operating company
Seadrill Mobile Units Nigeria	Nigeria	Service company

*	Established in 2012.
**	Entities related to the T-15

In addition to the entities listed above, the Consolidated and Combined Carve-out Financial Statements (prior to October 24, 2012) included allocations and charges from other Seadrill subsidiaries from which the Company is deemed to have received benefit.

Note 5 – Segment information

Operating segment

OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s revenues by customer for the years ended December 31, 2012 and 2011 is as follows:

Contract Revenue Split by Customer	2012	2011	2010
ExxonMobil	35%	42%	44%
Total	36%	41%	43%
Chevron	14%	17%	13%
BP	15%	—	—

Total	100%	100%	100%

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	2012	2011	2010
Nigeria	209.8	204.7	204.1
China	84.1	115.7	49.1
Angola	86.3	82.7	61.7
Vietnam	39.1	60.6	—
Malaysia	—	30.8	—
Canada	87.3	—	—
United States	88.2	—	—
Philippines	—	—	111.0
Indonesia	—	—	49.6
Other	19.1	2.7	2.8

Total	613.9	497.2	478.3

Fixed Assets – Drilling Rigs(1)

(In US$ millions)	2012	2011	2010
Nigeria	553.9	576.7	600.9
China	—	555.1	590.6
Angola	194.3	202.8	218.0
Canada	545.7	—	—
United States	809.1	—	—

Total	2,103.0	1,334.6	1,409.5

(1)	The fixed assets referred to in the table above include four drilling rigs at December 31, 2012 and three drilling rigs at December 31, 2011 and 2010. The fixed assets referred to in 2011 and 2010 are the drilling rigs of the OPCO’s predecessor companies and their subsidiaries. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 6 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the years ended December 31, 2012 and 2011:

(In US$ millions)	2012	2011	2010
Current tax expense:
United Kingdom	—	—	—
Angola	3.1	3.9	4.5
Canada	0.8	—	—
China	10.4	9.6	4.2
Nigeria	12.8	11.8	12.5
United States	0.9	—	—
Other	3.0	2.0	15.2

Total current tax expense	31.0	27.3	36.4
Deferred tax (benefit) expense:
Angola	0.5	0.3	(1.4)

Total income tax expense	31.5	27.6	35.0

Seadrill Partners LLC is tax resident in the United Kingdom. Our controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of our controlled affiliates operate in the United Kingdom and therefore we are not subject to U.K. tax. Subject to changes in the jurisdictions in which our drilling rigs operate and/or owned, differences in levels of income and changes in tax laws, our effective income tax rate may vary substantially from one reporting period to another. Our effective income tax rate for each of the years ended on December 31, 2012, 2011 and 2010, differs from the U.K. statutory income tax rate as follows:

	2012	2011	2010

U.K. statutory income tax rate	24.5%	26.5%	28.0%
Non-U.K. taxes	(10.2%)	(10.1%)	(11.5%)

Effective income tax rate	14.3%	16.4%	16.5%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2012	2011
Deferred mobilization revenue	$0.6	$1.1

Total deferred tax assets	$0.6	$1.1

The Company did not have any deferred tax liabilities at December 31, 2012 and 2011.

Note 7 – Other revenues

Related party other revenues comprise the following items:

	Year ended December 31
(In US$ millions)	2012	2011	2010

Related party other revenues	19.1	—	—
Total	19.1	—	—

During the year ended December 31, 2012, we earned related party other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period.

Note 8 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. There was no allowance for doubtful accounts receivables at December 31, 2012. The allowance for doubtful accounts receivable was $0.4 million at December 31, 2011.

The Company did not recognize any bad debt expense in 2012, 2011 or 2010, but has instead reduced contract revenue for any disputed amounts. Contract revenue was reduced by $3.4 million in 2012 and $0.0 million in 2011 and 2010.

Note 9 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2012	December 31, 2011

Reimbursable amounts due from customers	24.9	—
Deferred charges – short term portion	6.2	6.3
Prepaid expenses	1.8	1.4
Legal settlement(1)	—	15.0
Other	1.6	5.6
Total other current assets	34.5	28.3

(1)	The legal settlement receivable in December 2011 relates to an arbitration settlement awarded for liquidated damages on late delivery of the West Aquarius drilling rig from the yard. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. OPCO’s predecessor companies and operating subsidiaries received this amount in full in 2012.

Note 10 – Newbuildings

(In US$ millions)	December 31, 2012	December 31, 2011
Opening balance	788.9	364.5
Additions	130.3	410.1
Capitalized interest and loan related costs	14.4	14.3
Re-classified as Drilling Rigs	(821.6)	—
Closing balance	112.0	788.9

Movements during the period relate to the West Capricorn and the T-15. The, West Capricorn was transferred from newbuildings to drilling rigs in June 2012.

Note 11 – Drilling rigs

(In US$ millions)	December 31, 2012	December 31, 2011
Cost	2,297.0	1,453.7
Accumulated depreciation	(194.0)	(119.1)
Net book value	2,103.0	1,334.6

Depreciation and amortization expense related to the drilling rigs was $74.9 million, $56.9 million for the years ended December 31, 2012 and 2011 respectively.

Note 12 – Other non-current assets

(In US$ millions)	December 31, 2012	December 31, 2011

Deferred charges – long-term portion	9.0	14.1
Other	0.2	0.1
Total other non-current assets	9.2	14.2

Note 13 – Long-term related party payable and interest expenses

For each of the Rig Financing Agreements, the Company entered into a loan agreement with Seadrill. These loan agreements with Seadrill Limited are classified as related party transactions, under which the Company makes principal and interest payments to Seadrill, corresponding to that proportion of the loan relating to the West Capella, West Aquarius, West Vencedor, West Capricorn and T-15.

As of December 31, 2012 and 2011, the Company had the following amounts outstanding under credit facilities:

(In US$ millions)	2012	2011
Credit facilities
$1,500 credit facility	572.6	654.3
$1,200 term loan	111.1	126.2
$550 credit facility	508.5	550.0
$440 credit facility	100.5	—

Total interest bearing debt	1,292.7	1,330.5
Less: current portion	(235.6)	(180.9)
Long-term portion of interest bearing debt	1,057.1	1,149.6

The outstanding debt as of December 31, 2012 is repayable as follows:

(In US$ millions)	Year ending December 31,
2013	235.6
2014	517.7
2015	139.2
2016	340.1
2017 and thereafter	60.1

Total debt	1,292.7

Rig Financing Agreements

$1,500 Million Secured Credit Facility

In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Capella, the West Sirius, the West Ariel, and the West Aquarius rigs, which have been pledged as collateral. Seadrill’s net book value at December 31, 2012 of the rigs pledged as collateral is $1,733 million of which $1,100 million relates to the Company. The loan facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. At maturity in June 2014, a balloon payment of $662.0 million is due, of which $409.0 million relates to the Company. We do not have any undrawn capacity on this facility at the year end.

The Company’s share of quarterly principal repayments was $12.7 million in the first two quarters of 2011, which increased to $27.3 million for the remainder of 2011 and all of 2012.

$1,200 Million Secured Term Loan

In June 2010, Seadrill entered into a $1,200 million secured term loan with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). Seadrill’s net book value at December 31, 2012 of the rigs pledged as collateral is $1,477 million, of which $189 million relates to the Company. The loan facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2012 was $867 million, as compared as $1,000 million in 2011. At maturity a balloon payment of $566.7 million is due, of which $71.5 million relates to the Company. The outstanding balance as of December 31, 2012 attributable to the West Vencedor, was $111 million. We do not have any undrawn capacity on this facility at the year end. Subsequent to the balance sheet date Seadrill entered into a renewal of the fixed margin period on this facility commencing on June 25, 2013 with a final maturity in 2015.

The Company’s share of quarterly principal repayments was $4.2 million throughout 2011 and 2012.

$550 Million Secured Credit Facility

In December 2011, Seadrill entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling rig the West Capricorn, which has been pledged as collateral. The net book value at December 31, 2012 of the rig pledged as collateral is $809 million. The loan facility bears interest at LIBOR plus a margin of 1.5% to 2.25%. At maturity a balloon payment of $275 million is due, 100% of which relates to the Company. We do not have any undrawn capacity on this facility at the year end.

The quarterly principal repayments were $13.8 million throughout 2012.

$440 Million Secured Credit Facility

In December 2012, Seadrill entered into a $440 million facility with a syndicate of banks, in part to fund the acquisition of the T-15, which has been pledged as security. The facility bears interest at 3 month LIBOR plus a margin of 3.25% and matures in December 2017. At maturity a balloon payment of $60.1 million is due, 100% of which relates to the Company. The outstanding balance as of December 31, 2012 attributable to the T-15 was $100.5 million. We do not have any undrawn capacity on this facility at the year end. No repayments were due in 2012.

$300 Million Revolving Credit Facility

In October 2012, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. Each loan shall be repaid in full on the repayment date applicable to it. The facility remained undrawn at December 31, 2012.

Covenants on Loans and Bonds

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•	Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•	Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Seadrill is in compliance with all the financial loan covenants as of December 31, 2012.

Note 14 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2012	December 31, 2011

Taxes payable	10.6	16.6
Employee withheld taxes, social security and vacation payment	6.3	2.8
Other current liabilities	10.4	8.5
Total other current liabilities	27.3	27.9

Note 15 – Non-controlling interest

The Company’s Consolidated and Combined Statement of Operations, Balance Sheet and Statement of Cash Flows include, the non-controlling interest comprising (i) the 70% limited partner interest in Seadrill Operating LP, and (ii) the 49% limited liability company interest in Seadrill Capricorn Holdings LLC, each of which are owned by Seadrill. The non-controlling interest existed from the IPO closing.

Non-controlling interest that arose out of the IPO is as follows:

(In US$ millions)	West Capella	Seadrill Capricorn Holdings LLC	Seadrill Operating LP	Total
Net income for the year ended December 31, 2012	19.8	3.9	8.8	32.5
As at December 31, 2012	19.8	3.9	8.8	32.5

Note 16 – Related party transactions

As described in Note 1, prior to the IPO closing date, Seadrill charged the Company, including the Dropdown Companies, for the provision of technical and commercial management of the drilling rigs, as well as a share of Seadrill’s general and administrative costs. In connection with the IPO, the Company entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Amounts charged to the Company for the years ended December 31, 2012, 2011 and 2010 were $106.0 million, $129.5 million and $97.0 million, respectively.

Net expenses (income) from related parties:

(In US$ millions)	2012	2011	2010
Transactions with Seadrill and subsidiaries:
Management and administrative fees (a) and (b)	17.6	18.5	15.3
Rig operating costs (c)	23.7	17.1	14.0
Insurance premiums (d)	10.6	9.9	9.7
Interest expense (e) and (g)	34.1	31.9	35.5
Derivative gains and losses (e)	19.6	52.1	22.5
Commitment fee (f)	1.2	—	—
Other revenues due to West Polaris (h)	(19.1)	—	—
Operating expenses for West Polaris (h)	18.3	—	—
Total	106.0	129.5	97.0

Receivables (payables) from related parties:

(In US$ millions)	2012	2011
Trading balances due to Seadrill and subsidiaries (i)	(122.2)	—
Trading balances due from Seadrill and subsidiaries (i)	39.6	—
Rig financing agreements with Seadrill (g)	(1,292.7)	(1,330.5)

(a)	Management and administrative service agreement – In connection with the IPO, OPCO entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by provided 90 days written notice.
(b)	Technical and administrative service agreement – In connection with the IPO, OPCO entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c)	Rig operating costs – relates to rig operating costs charged by the Angolan service company for West Vencedor.
(d)	Insurance premiums – the Company’s drilling rigs are insured by a Seadrill Group company and the insurance premiums incurred are recharged to the Company.

(e)	Interest expense and loss on derivatives – prior to entering the Rig Financing Agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.
(f)	$300 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.
(g)	Rig Financing Agreement – In September 2012, each of the rig owning subsidiaries of the Company, entered into a loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Financing Agreements allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. Under the agreement each rig owning subsidiary makes payments of principal and interest directly to Seadrill under each Rig Financing Agreement, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella. On May 17, 2013, as part of the acquisition of the T-15 tender rig, the Company assumed the associated outstanding debt of $100.5 million on a back to back basis with Seadrill.
(h)	During the year ended December 31, 2012, we earned other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses were $18.3 million.
(i)	Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business

West Aquarius bareboat charter

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. There was no financial impact of these agreements for the year ended December 31, 2012.

Purchase options

On May 17, 2013, the Company acquired from Seadrill the ownership interests in entities that own and operate the Tender Rig T-15. See note 1 for further discussion.

Under the omnibus agreement signed on October 24, 2012, the Company has the right to purchase the T-16 tender rig from Seadrill at a purchase price to be agreed between Seadrill and the Company, at any time within 24 months after the acceptance by its customer. If the Company and Seadrill are unable to agree upon the purchase price of the T-16, its fair market value will be determined by a mutually acceptable third party.

Indemnifications and guarantees

Tax indemnifications

Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Environmental and other indemnifications

Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company for a period of five years against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $10 million.

In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within three years after the closing of the IPO on October 24, 2012.

Note 17 – Risk management and financial instruments

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the year ended December 31, 2011, and for the period up to the date of the IPO, the Company was allocated a proportion of Seadrill’s loss on interest rate swaps, based on its share of floating interest rate debt and, therefore, no position is recorded as at December 31, 2011. For the period after the IPO, the Company entered into its own interest rate swap agreements with Seadrill.

At December 31, 2012, the Company had interest rate swap agreements with an outstanding principal of $1,128 million. The combined total fair value of the interest rate outstanding as at December 31, 2012 amounted to a liability of $5.9 million, classified within related party payables in our balance sheet as of December 31, 2012. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “Loss on derivative financial instruments”. The loss recognized for 2012 was $19.6 million.

The Company’s interest rate swap agreements as at December 31, 2012, were as follows:

Outstanding principal (In US$ millions)	Receive rate	Pay rate	Length of contract
289	3 month LIBOR	1.11%	Oct 2012 – Dec 2019
289	3 month LIBOR	1.38%	Oct 2012 – Dec 2022
100	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
250	3 month LIBOR	0.74%	Nov 2012 – Nov 2017
200	3 month LIBOR	1.36%	Oct 2012 – Oct 2019

The counterparty to the above agreements is Seadrill.

Details of Seadrill’s Interest Rate Swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At December 31, 2011 and 2010, Seadrill had interest rate swap agreements with an outstanding principal of $4,738 million and $2,706 million, respectively. In addition, Seadrill had outstanding cross currency interest rate swaps at December 31, 2011 and 2010, with a principal amount of $34 million and $174 million, respectively. These agreements do not qualify for hedge accounting, and accordingly the Company’s share of any changes in the fair values of the swap agreements are included in the Company’s Consolidated and Combined Carve-out Financial Statement of Operations under ‘Loss on interest rate swaps.” Seadrill’s combined total fair value of the interest rate swaps and cross currency interest swaps outstanding as of December 31, 2011 and 2010, amounted to a liability in Seadrill’s financial statements $345 million and $145 million, respectively.

Foreign currency risk

The majority of our gross earnings from rigs and vessels are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.

OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Concentration of credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012		December 31, 2011
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value

Cash and cash equivalents	19.5	19.5	15.4	15.4
Current portion of long term debt to related party	235.6	235.6	180.9	180.9
Long-term portion of interest bearing debt to related party	1,057.2	1,057.2	1,149.6	1,149.6

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
(In US$ millions)	Fair value December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swap contracts	5.9	—	5.9	—
Total liabilities	5.9	—	5.9	—

The value of interest rate swap contracts at December 31, 2011 was nil.

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of December 31, 2012.

Retained risk

a) Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling rigs and those of the Company and charges the Company for the associated cost for its respective rigs.

The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

b) Loss of Hire Insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to between 210 and 290 days. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. Based on an overall risk assessment in 2011, Seadrill Management decided not to purchase loss of hire insurance for the tender barge T-15. This means that if the unit is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

(c) Protection and Indemnity Insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and T-15 and up to $500 million per event and in the aggregate for each of the West Aquarius, the West Capricorn and the West Capella.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

In the years ended December 31, 2012 and 2011, 35% (2011: 42%), of the Company’s contract revenues were received from subsidiaries of ExxonMobil Corporation (“Exxon”), 36% (2011: 41%) from Total S.A. (“Total”),14% (2011: 17%) from Chevron Corporation (“Chevron”) and 15% (2011: 0%) from British Petroleum (“BP”). There is thus a concentration of revenue risk towards Exxon, Total, Chevron and BP.

Note 18 – Commitments and contingencies

Legal Proceedings

At December 31, 2012, the Company was not party to any litigation.

In December 2011, an arbitration settlement was awarded for liquidated damages on late delivery of the West Aquarius drilling rig from the yard for $15 million. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. The OPCO’s predecessor companies and operating subsidiaries received this amount in full in 2012.

Pledged Assets

The book value of assets pledged under mortgage and overdraft facilities at December 31, 2012 and 2011 was $2,210.1 million, and $2,123.5 million, respectively.

Purchase Commitments

At December 31, 2012, the Company had contractual commitments totalling $1.0 million relating to the T-15. At December 31, 2011 the Company had contractual commitments of approximately $91.6 million relating to construction of the West Capricorn and T-15.

Guarantees

At December 31, 2012 the Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(in US$ millions)	December 31, 2012	December 31, 2011
Guarantees to customers of the Company’s own performance	455.0	115.0
Guarantee in favor of banks	157.4	157.4

Total	612.4	272.4

Note 19 – Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

(in US $ millions, except per unit data)	Year ended December 31, 2012
Post IPO net income attributable to the members of Seadrill Partners LLC (1)	8.4

Net income attributable to:
Common unitholders	7.2
Subordinated unitholders	1.2

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	24,815
Subordinated unitholders	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.29
Subordinated unitholders	$0.07

Cash distributions declared and paid in the period per unit (2)	—

Subsequent event: Cash distributions declared and paid per unit relating to the period (3):	$0.29

(1)	Earnings per unit information for 2012 is in respect of the period from the date of the Company’s IPO on October 24, 2012 to December 31, 2012, excluding net income related to T-15, which is included in the retroactively adjusted amounts. Earnings per unit information has not been presented for any period prior to the Company’s IPO as the information is not comparable due to the change in the Company’s structure and the basis of preparation of the financial statements as described in Note 1.

Allocation of earnings to classes of units used in calculating earnings per unit have been determined in accordance with the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the “Operating Agreement”) and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. Undistributed earnings are allocated based on the same distribution guidelines.

(2)	Refers to the cash distribution declared and paid during the period.
(3)	Refers to the cash distribution declared since IPO and paid subsequent to the period end.

As of December 31, 2012, 24.3% of the Company’s units outstanding were held by the public, and the remaining units were held by Seadrill.

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. The resulting earnings figure is divided by the number of units outstanding during the period.

The common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Operating Agreement, regardless of whether those earnings would or could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company’s board of directors to provide for the proper conduct of the Company’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, to the common unitholders, pro rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the subordinated units, pro rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter;

•	The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

In addition, Seadrill Member currently holds all of the incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of the quarterly distributions of cash available from operating surplus after the minimum quarterly distribution and target distribution levels have been achieved.

If for any quarter:

•	The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, to the common unitholders, pro rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the subordinated units, pro rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution.

In addition, Seadrill Member currently holds all of the incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of the quarterly distributions of cash available from operating surplus after the minimum quarterly distribution and target distribution levels have been achieved.

If for any quarter:

•	The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

Note 20 – Subsequent Events

On January 24, 2013, the Company declared a distribution for the period from October 24, 2012 (the date of closing the IPO) through December 31, 2012 of $0.2906 per unit ($0.3875 per unit on a pro-rata basis for the fourth quarter 2012), which was paid on February 14, 2013 to unitholders of record on February 4, 2013.

On April 29, 2013, the Company declared a quarterly distribution for the period from January 1, 2013 to March 31, 2013 of $0.3875 per unit, equivalent to an annual distribution of $1.55.

On May 17, 2013, our wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in the entities that own and operate the tender rig T-15 for a total purchase consideration of $210 million. Refer to note 1 for further details.

On June 30, 2013, the Company and certain of its subsidiaries entered into an agreement with Seadrill and certain of its subsidiaries to amend the Contribution and Sale Agreement that was entered into with Seadrill at the time of the IPO in October 2012 to convert certain intercompany payables to equity. Pursuant to that amendment, as of June 30, 2013, our accounts and those of Seadrill were adjusted to reflect a net capital contribution in the amount of $20.0 million by Seadrill to Seadrill Operating LP and a net capital contribution in the amount of $20.5 million by Seadrill to Seadrill Capricorn Holdings LLC. No additional units were issued to Seadrill in connection with either of these contributions.

On July 26, 2013, our Board of Directors declared a quarterly cash distribution with respect to the quarter ended June 30, 2013 of $0.4175 per unit, equivalent to $1.67 per unit on an annualized basis.

On October 10, 2013, the Company announced that as part of a settlement agreement it had agreed to non-payment for 37 days during the recent mobilization period as a result of the time required for the ultra-deepwater harsh environment semi-submersible West Aquarius to complete modifications and repairs in order to meet the regulatory requirements for operations in Canadian waters and for the operator to receive authorization from the Canadian authorities to commence operation.

On October 18, 2013, the Company completed the acquisition of the entity that owns the tender rig T-16 for a total consideration of $200 million, less approximately US$93 million of debt outstanding under the credit facility secured by the T-16. Seadrill Partners therefore acquired the company that owns the T-16 in exchange for approximately US$107 million in unregistered common units that Seadrill Partners issued to Seadrill Limited. The number of common units issued to Seadrill Limited was 3,310,622, at a price of US$32.29, which was based on the ten-day volume weighted average closing price ending on October 10, 2013 for Seadrill Partners’ common units.

On October 25, 2013, our Board of Directors declared a quarterly cash distribution with respect to the quarter ended September 30, 2013 of $0.4275 per unit, equivalent to $1.71 on an annualized basis.